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Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumitomo Metal Industries

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

FILE NO. 82- 3507 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 9/16/02

June 12, 2002

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Notice of the Annual General Shareholders' Meeting for the 79th Period

Very truly yours,



Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations & Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

Notice of the Annual General Shareholders' Meeting for the 79th Period

to be held in Osaka, Japan
on June 27, 2002

Sumitomo Metal Industries, Ltd.
Osaka, Japan

Editor's notes:

1. Please note that these are not official texts. The information herein stated is provided only for the reference of foreign shareholders. The company is not responsible for the accuracy of the information.

2. The financial statements included in this Notice of the Shareholders' Meeting are prepared in accordance with the accounting principles and practices generally accepted in Japan and include the accounts of Sumitomo Metal Industries, Ltd. only.

3. Shareholders who live in countries outside Japan should exercise their voting rights through the custodians of their shares.

June 6, 2002

To our Shareholders

From Hiroshi Shimozuma
President and Representative Director, Chief Executive Officer
Sumitomo Metal Industries, Ltd.
5-33, Kitahama 4-chome, Chuo-ku, Osaka, Japan

Notice of the Annual General Shareholders' Meeting for the 79th Period

Sumitomo Metal Industries, Ltd. (hereinafter "SMI" or "the Company") invites you to attend its annual general shareholders' meeting to be held at the date and venue listed below.

If you are unable to attend the meeting in person, you may exercise your voting rights by mail. Please read the following documents, vote via the enclosed voting papers, sign the voting papers and mail them back to SMI.

Shareholders' Meeting Information

1. Date
June 27, 2002 (Thurs.) 10:00 a.m.

2. Venue
Sumitomo Building 12F, 5-33, Kitahama 4-chome, Chuo-ku, Osaka, Japan

3. Purposes of the meeting
   - Matters to be reported
     - Business report of the 79th period (from April 1, 2001 to March 31, 2002), the balance sheet and the statement of operations
   - Matters to be voted upon
     - Proposal No. 1
       Approval of the proposal for disposition of loss of the 79th period
     - Proposal No. 2
       Partial changes to the Articles of Incorporation
     - Proposal No. 3
       Election of eight Directors
     - Proposal No. 4
       Election of one Corporate Auditor
     - Proposal No. 5
       Granting of retirement allowances to retiring Directors and retiring Corporate Auditor

The Statement of Accounts and the Certified Auditors' Report that should accompany the notice of the Shareholders' Meeting are listed in the appended "Report of the 79th Period".

Shareholders attending the meeting are requested to hand in the enclosed voting papers to the reception desk at the meeting venue.

References for Voting

1. Total number of voting rights of all shareholders
3,596,276

2. The proposals and references
Proposal No. 1
Approval of the proposal for disposition of loss of the 79th period

The details of this proposal are shown in the appended document.

In the current term, SMI as a whole worked to improve profitability. Through the application of its management plan for "Revolution and Rebirth", the Company recorded extraordinary losses, such as restructuring expenses due to the transfer of staff on loan, and losses on the sale and revaluation of investment securities due to the stagnating stock market. As a result, loss in this period totaled 119.4 billion yen. Adding to this figure, the retained earnings brought forward have resulted in an unappropriated retained loss for the period of 109.1 billion yen.

In light of these conditions, the Board of Directors submits to the shareholders for approval a proposal to a) withhold the payment of a dividend, b) completely dispose of the special depreciation reserve, the reserve for losses arising from overseas investment, and the advanced depreciation reserve, and c) draw 101.6 billion yen from additional paid-in capital to offset the loss.

Proposal No. 2
Partial changes to the Articles of Incorporation

Accompanying the enactments of the "Amendment to the Commercial Code (Law No. 79, 2001)" covering the creation of a stock batch system and the abolition of par value stock and the "Amendment to the Commercial Code (Law No. 128, 2001)" covering the establishment of a new stock subscription rights system, etc. necessary changes will be made to the Articles of Incorporation. These include: new provisions concerning the number of single-batch stock and the non-issuance of share certificates of less than one batch; the deletion of provisions concerning par value stock; the deletion of provisions and supplementary provisions concerning the cancellation of stock; the deletion of provisions concerning the allotment of profit from convertible debenture; and the addition of supplementary provisions relating to interim measures accompanying this change.

Furthermore, accompanying the enactment of the "Amendment to the Commercial Code and the Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha) (Law No. 149, 2001)", new provisions will be added to the Articles of Incorporation concerning agreements limiting the liability between the Company and outside directors to encourage capable personnel outside SMI to become directors of the Company. These new provisions have been proposed with the agreement of the entire Board of Corporate Auditors.

In addition to the changes described above, there will be a partial change to the number of Articles.

The changes are shown in the table below (listed alongside the current Articles for comparison).

(The parts to be changed are underlined.)

Current Articles of Incorporation	Proposed changes
Article 5. (Total number of shares issued by the Company, value of one share of par value stock, and number of shares in a single stock unit)	Article 5. (Total number of shares issued by the Company, number of shares in a single stock batch, and non-issuance of sub-batch shares)
1. The total number of shares issued by the Company shall be 4,940,864,000; however, this number may decline if shares are cancelled.	1. The total number of shares issued by the Company shall be 4,940,864,000; however, this number may decline if shares are cancelled.
2. The value of one share of par value stock shall be 50 yen.	(deleted)
3. The number of shares in one stock unit shall be 1,000.	2. The number of shares in one stock batch shall be 1,000.
	3. Share certificates for numbers of shares less than the number of shares per stock batch (sub-batch shares) shall not be issued, unless otherwise provided by the stipulations of the rules for handling shares.
Article 5-2. (Use of profits to cancel stock) From June 28th, 1997 onwards, if deemed necessary due to economic conditions, the state of the Company's operations or finances, or other reasons, the Board of Directors may authorize the use of the Company's profits to purchase up to 314,555,000 Company shares for cancellation.	(deleted)
Article 5-3. (Use of additional paid-in capital to cancel stock) In addition to the previous Article, from June 30th, 2000 onwards, the Board of Directors may decide to use up to a total of 88.0 billion yen of additional paid-in capital to purchase up to 580,000,000 Company shares for cancellation.	(deleted)
Article 7. (Transfer agent)	Article 7. (Transfer agent)
1. The Company shall appoint a transfer agent.	1. The Company shall appoint a transfer agent.
2. The transfer agent and the place of transfer business shall be decided at a meeting of the Board of Directors, and shall thereafter be made public.	2. The transfer agent and the place of transfer business shall be decided at a meeting of the Board of Directors, and shall thereafter be made public.
3. The Company's stockholders list (including the list of actual stockholders, hereinafter the same) shall be kept at the office of the transfer agent. The transfer agent shall conduct business relating to: transfer of share title, accept notification of actual stockholders, register rights of pledges, declare trust assets, grant share	3. The Company's stockholders list (including the list of actual stockholders, hereinafter the same) shall be kept at the office of the transfer agent. The transfer agent shall conduct business relating to: transfer of share title, accept notification of actual stockholders, register rights of pledges, declare trust assets, grant share

certificates, purchase sub-unit blocks of shares, accept reports, and so forth. Article 8. (Rules for handling stock) The transfer of share title of the Company's stock, acceptance of notification of actual stockholders, purchase of sub-unit blocks of shares and other handling of stock shall be in accordance with the rules for handling stock stipulated by the Board of Directors. Article 9. (Record date) 1. The Company grants that the stockholders who have voting rights who are listed on the final stockholders' list on the last day of each financial year (including the list of actual stockholders, hereafter the same) shall be able to exercise their rights at the Annual Stockholders' General Meeting for that financial year. 2. In addition to the previous Section, if necessary, the Company will set a date (with advanced public notice) when it will designate those stockholders or registered pledges who shall be able to exercise their rights. Article 13. (Proxy voting rights) A stockholder may exercise his/her voting right by authorizing any other stockholder of the Company as his/her proxy. To do so, the proxy must submit a power of attorney to the Company. Article 16. (Election) 1. The election of Directors and Corporate Auditors at a meeting requires the presence of stockholders who, collectively, possess at least one third of the number of shares cum voting rights out of the total number of issued shares. 2. No cumulative voting shall be allowed in the election of Directors.	certificates, purchase sub-batch blocks of shares, accept reports, and so forth. Article 8. (Rules for handling stock) The transfer of share title of the Company's stock, acceptance of notification of actual stockholders, purchase of sub-batch blocks of shares and other handling of stock shall be in accordance with the rules for handling stock stipulated by the Board of Directors. Article 9. (Record date) 1. The Company grants that the stockholders who have voting rights who are listed or recorded on the final stockholders' list on the last day of each financial year (including the list of actual stockholders, hereafter the same) shall be able to exercise their rights at the Annual Stockholders' General Meeting for that financial year. 2. In addition to the previous Section, if necessary, the Company will set a date (with advanced public notice) when it will designate those stockholders or registered pledges who shall be able to exercise their rights. Article 13. (Proxy voting rights) A stockholder may exercise his/her voting right by authorizing any other stockholder of the Company as his/her proxy. To do so, the stockholder or his/her proxy must submit a power of attorney to the Company. Article 16. (Election) 1. The election of Directors and Corporate Auditors at a meeting requires the presence of stockholders who, collectively, possess at least one third of the voting rights of all stockholders. 2. No cumulative voting shall be allowed in the election of Directors. Article 21. (Agreement limiting liability between the Company and outside directors) As stipulated in Article 266, Section 19 of the Commercial Code, the Company may conclude an agreement with an outside Director (a Director who has not been a Company employee) to limit

	the total compensation liability to the sum of the amount calculated according to the stipulations of each Sub-Section of Section 19 of this Article of the Code for liability arising from actions described in this Article, Section 1, Sub-Section 5 of the Code.
Chapter 5 The Board of Directors and the Board of Corporate Auditors	Chapter 5 The Board of Directors and the Board of Corporate Auditors
Article 21 Article 22 Article 23 Article 24 Article 25	Article 22 Article 23 Article 24 Article 25 Article 26
Chapter 6 Accounts Article 26	Chapter 6 Accounts Article 27
Article 27. (Dividends on profit) Dividends on profit shall be paid to stockholders or registered pledges who are listed on the final stockholders' list on the last day of each financial year.	Article 28. (Dividends on profit) Dividends on profit shall be paid to stockholders or registered pledges who are listed or recorded on the final stockholders' list on the last day of each financial year.
Article 28. (Interim dividend) The Company, at the discretion of the Board of Directors, may allot money (an interim dividend, hereafter the same), as stipulated in Article 293-5 of the Commercial Code, to stockholders or registered pledges who are listed on the final stockholders' list on the 30th of September of each year.	Article 29. (Interim dividend) The Company, at the discretion of the Board of Directors, may allot money (an interim dividend, hereafter the same), as stipulated in Article 293-5 of the Commercial Code, to stockholders or registered pledges who are listed or recorded on the final stockholders' list on the 30th of September of each year.
Article 29. (Period of conversion of convertible debentures) 1. During the middle of the financial year, if there is a call for the conversion of a convertible debenture issued by the Company, the allotment of profit from the debenture shall be paid out as if the conversion had been made at the beginning of the financial year in which the call was made. 2. In applying the provisions of the previous Section, an interim allotment shall be regarded as an allotment of profit, and either period from	(deleted)

April 1st to September 30th, or from October 1st to March 31st of the following year shall be regarded as one financial year.	
Supplementary provisions	Supplementary provisions
Article 1 Article 5-3 (Use of additional paid-in capital to cancel stock) shall remain in effect until the regulations of Article 3 Section 2 of the Law Concerning Exceptions to the Commercial Code Relating to Procedures for the Cancellation of Stock becomes invalid. Note however that a decision by the Board of Directors under the regulations of that Article made prior to that time, to purchase and cancel stock, shall continue to remain in effect.	(deleted)
	Article 1 1. During the middle of the financial year, if there is a call for the conversion of a convertible debenture issued by the Company up until March 31, 2002, the allotment of profit from the debenture shall be paid out as if the conversion had been made at the beginning of the financial year in which the call was made. 2. In applying the provisions of the previous Section, an interim allotment shall be regarded as an allotment of profit, and either the period from April 1st to September 30th or from October 1st to March 31st of the following year shall be regarded as one financial year. 3. This Article shall remain in effect until such time that all convertible debentures issued by the Company up until March 31, 2002 are converted or redeemed.

Proposal No. 3
Election of eight Directors

The term of appointment of all members of the Board of Directors (seven Directors) will expire as of the conclusion of this Annual General Shareholders' Meeting. The Shareholders are requested to elect eight Directors. The candidates are listed below.

Name (Date of birth)	Personal history and directorships in other companies	Ownership of SMI shares

Hiroshi Shimozuma (Jan. 13, 1937)	Apr. 1960 Jun. 1989 Jun. 1992 Jun. 1994 Jun. 1996 Jun. 1999 Jun. 2000 to present	Entered SMI Director Managing Director Senior Vice President Executive Vice President Director, Executive Vice President President, Chief Executive Officer	291,402
Mikio Kato (Feb. 5,1938)	Apr. 1961 Jun. 1991 Jun. 1994 Jun. 1998 Jun. 1999 to present	Entered SMI Director, General Manager Managing Director Executive Vice President, General Manage r of Osaka Sales Division Director, Executive Vice President	108,416
Toshihiko Takeda (Nov. 22,1942)	Apr. 1965 Jun. 1996 Jun. 1998 Jan. 1999 Jun. 1999 Jun. 2000 to present	Entered SMI Director, General Manager of Railway, Automotive & Machinery Parts Division, General Manager of Kansai Steel Division Director, General Manager of Semiconductor Equipment Division Director Vice President Director, Executive Vice President	93,107
Masaaki Tachibana (Feb. 25,1943)	Apr. 1965 Jun. 1996 Jun. 1997 Jun. 1999 Jun. 2000 Jun. 2001 to present	Entered SMI Director, General Manager Director, General Manager, General Manager of Structural Steel Division Vice President, General Manager of Plate & Structural Steel Division Director, Senior Vice President, General Manager of Plate & Structural Steel Division Director, Executive Vice President	53,768
Kunihiko Suemitsu (Jun. 15,1943)	Apr. 1967 Jun. 1997 Mar. 1999 Jun. 1999 Aug. 1999 Oct. 1999 Jun. 2000 Jun. 2001 Apr. 2002 to present	Entered SMI Director, General Manager Director, General Manager, General Manager of General Affairs Department Vice President Vice President, General Manager of Personnel & Industrial Relations Department Vice President Director, Vice President, General Manager of Osaka Sales Division Director, Senior Vice President, General Manager of Osaka Sales Division Director, Executive Vice President, Executive Vice President of Osaka Head Office	103,630

Eiji Sakuta (Nov. 22,1944)	Apr. 1969 Jun. 1996 Jul. 1997 Jun. 1998 Jul. 1998 Jun. 2001 Jun. 2001 Apr. 2002 to present	Entered Ministry of International Trade and Industry Councilor of Price Bureau, Economic Planning Agency of Japan, Director of Basic Industries Bureau, Ministry of International Trade and Industry Retired from Ministry of International Trade and Industry Administration Officer, Japan Finance Corporation for Small Business Retired from Japan Finance Corporation for Small Business Senior Vice President, General Manager of Engineering Division, SMI Senior Vice President, President of Engineering Company, SMI	17,766
Yasutaka Toya (Jan. 20,1945)	Apr. 1969 Jun. 1996 Jun. 1997 Aug. 1997 Jun. 1998 Jun. 1999 Jun. 2001 Apr. 2002 to present	Entered SMI General Manager, Railway, Automotive & Machinery Parts Division Advanced Material Division General Manager of Advanced Material Division Director, General Manager of Kansai Steel Division Vice President, General Manager of Kansai Steel Division Senior Vice President, General Manager of Railway, Automotive & Machinery Parts Division, General Manager of Kansai Steel Division Senior Vice President, President of Railway, Automotive & Machinery Parts Company	55,648
Gashun Amaya (Nov. 18,1943)	Apr. 1967 Jun. 1996 Jun. 1998 Jun. 1999 Dec. 1999 Apr. 2000 Apr. 2002 to present	Entered SMI General Manager of Automotive Steel Sheet Sales Department, Steel Sheet & Plate Division Director, General Manager of Bars & Wire Products Division Vice President, General Manager of Bars & Wire Products Division, General Manager of Stainless Steel & Titanium Division Vice President, General Manager of Bars & Wire Products Division Vice President Senior Vice President, President of Steel Sheet, Plate, Titanium & Structural Steel Company	74,693

Notes:

1. There are no special relationship between the candidates and SMI.
2. On June, 1999, SMI introduced the executive officer system.

Proposal No. 4

Election of one Corporate Auditor

Corporate Auditor Teiji Nagato will retire as of the conclusion of this Annual Shareholders' Meeting. The Shareholders are requested to elect one Corporate Auditor to fill the vacancy. This proposal received the approval of the Board of Corporate Auditors.

The Corporate Auditor candidate is listed below.

Name (Date of birth)		Personal history and directorships in other companies		Ownership of SMI shares
1	Shigeru Sakurai (Mar. 2, 1948)	Apr. 1970	Entered SMI	20,813
		Jun. 1996	General Manager of Legal Department	
		Jun. 1999	General Manager of General Affairs Department	
		Oct. 1999	General Manager of General Affairs Department	
		Apr. 2002 to present	General Affairs Department	

Note: There is no special relationships between the candidate and SMI.

Proposal No. 5

Granting of retirement allowances to retiring Directors and retiring Corporate Auditor

Shareholders are requested to entrust the Board of Directors to offer retirement allowances to Director Tetsuo Kyogoku, who retired on January 31, 2002 and Directors Takeshi Iiyoshi and Katsuyuki Fujihara, and to entrust the Board of Corporate Auditors to offer a retirement allowance to Corporate Auditor Teiji Nagato, who will retire as of the conclusion of this Annual General Shareholders' Meeting.

The amount of the retirement allowances shall be within the limit calculated according to the prescribed standards of SMI. The Board of Directors and the Board of Corporate Auditors shall decide the actual amount, timing of payment, method of payment, etc. that will be offered to the Directors and the Corporate Auditor, respectively.

Brief career highlights of the retiring Directors and Corporate Auditor are listed below.

Name	Personal history

Tetsuo Kyogoku	Jun. 1994	Managing Director, Deputy General Manager of Kyushu Division, Sumitomo Sitix Co., Ltd.
	Jan. 1995	Managing Director, Deputy General Manager of Kyusyu Division, Deputy General Manager of Silicon Engineering Division, Sumitomo Sitix Co., Ltd.
	Jun. 1995	Managing Director, Deputy General Manager of Silicon Manufacturing & Engineering Division, General Manager of Silicon Process Engineering Center, Sumitomo Sitix Co., Ltd.
	Jun. 1996	Senior Managing Director, General Manager of Silicon Manufacturing & Engineering Division, Sumitomo Sitix Co., Ltd.
	Oct. 1997	Senior Managing Director, General Manager of Manufacturing & Engineering Division, Sumitomo Sitix Co., Ltd.
	Oct. 1998	(Sumitomo Sitix Co., Ltd. was merged with SMI) Managing Director, Assistant General Manager of Sitix Division, General Manager of Silicon Manufacturing & Engineering Subdivision
	Jun. 1999	Director, Senior Vice President, Assistant General Manager of Sitix Division
	Jun. 2001	Director, Senior Vice President, General Manager of Sitix Division
	Jan. 2002	retired
Takeshi Iiyoshi	Jun. 2000	Director, Senior Vice President, General Manager of Steel Sheet Division
	Jun. 2001	Director, Senior Vice President, General Manager of Steel Sheet, Plate, Titanium & Structural Steel Division
	Apr. 2002 to present	Director
Katsuyuki Fujihara	Jun. 2001	Director, Senior Vice President, General Manager of Tubular Products Division
	Apr. 2002 to present	Director
Teiji Nagato	Jun. 1999 to present	Standing Corporate Auditor (full-time)

Note: On June, 1999, SMI introduced the executive officer system.

-End-

(Appended document of Notice of the Annual General Shareholders' Meeting for the 79th Period)

Report of the 79th period
(from April 1, 2001 to March 31, 2002)

Business Report
Non-Consolidated Balance Sheet
Non-Consolidated Statement of Operations
Proposed Disposition of Loss
Independent Auditors' Report (certified copy)
Corporate Auditors' Report (certified copy)
Consolidated Financial Statements

Sumitomo Metal Industries, Ltd.

Business Report (from April 1, 2001 to March 31, 2002)

1. Business overview

(1) Business results and issues facing SMI

1. Business results

The Japanese economy slowed in the current term due to the stagnation in personal consumption, a fall in private-sector investment in plant and equipment due mostly to a drop in demand in IT-related fields, cutbacks in public investment, and other factors. In addition, the deceleration of overseas economies, particularly that of the United States, compounded the feeling of uncertainty.

Against a background of slackening domestic demand, the market environment in the steel sector worsened considerably - especially sales of steel sheet. The contraction of the semiconductor market led to a drop in sales in the electronics business sector. The environment surrounding SMI businesses became harsher.

(Management policy)

Given the severe operating environment, SMI Group executives formulated the management plan for "Revolution and Rebirth" in April of last year. The Plan's basic policy called for the Group to focus on steel products in the materials field to make the SMI Group the most highly rated company in the eyes of customer, and achieve high profits.

Management has worked towards these objectives, and pursued appropriate courses of action, as described below.

(Steel)

SMI sought to increase its competitiveness in the steel business sector, achieve cost reduction, and improve both productivity and quality.

In the steel sheet and plate business sector, although SMI had no choice, amid a drop in domestic demand for steel sheet, but to drastically reduce sales prices (mainly for steel sheet), the effects of construction completed at the end of the previous fiscal year to upgrade the efficiency of the Kashima Steel Works' steel making process enabled the Company to raise both productivity and quality. In the meantime, SMI carried out cuts in production to normalize steel inventory levels, and worked to raise prices.

SMI established SMI Center of Application Technology (SMICAT) to respond to customer needs, and strengthened systems within the Group that will utilize the Group's expertise with steel to offer more focused solutions to the technical problems confronting customers. Through this kind of customer support, SMI developed a highly regarded "Tailored blank" technology for application in the manufacture of automobile components and orders for a new type of steel wheel rose. SMI pushed ahead with the development of environmentally responsible products, including a new, lead-free free-cutting steel, and completed a line of chrome-free surface-treated steel sheet products for use in home electrical appliances.

In response to the diversifying needs of major customers, such as automobile manufacturers who are expanding globally, SMI concluded a worldwide, comprehensive technical cooperation agreement in January 2002 with Corus Group plc. of the U.K. to enable SMI to formulate the best possible customer solutions. Through this cooperation, SMI is giving careful attention to customer needs in the areas of weight reduction and environmental policies, and is advancing projects in the fields of steel sheet and steel bars and wire rods.

In the steel pipe business sector, SMI improved prices and expanded sales of seamless steel tubes and large-diameter pipes, and made a considerable improvement in profitability. As one of the world's leading manufacturers of seamless pipes, SMI has been working together with another global player, V & M (Vallourec & Mannesmann Tubes) of France to jointly develop technology for the manufacture of steel tubes that will have high corrosion resistance for use deep underground (demand for tubes in this segment of the market is expected to increase). Through this tie-up and other projects, SMI is pursuing globalization, and is seeking to establish the basis for improved profits in the seamless pipe sector. SMI is expanding its welded pipe business overseas and positioning its products in important sectors of demand such as energy and automobile manufacturing, in the U.S.,

Thailand, Saudi Arabia and other countries. In addition, a new company, Baoji-SMI Petroleum Steel Pipe Corporation, has begun operations in China.

In the railway, automotive and machinery business sector, SMI upgraded its production systems with the introduction of a new 5,000-ton high-speed forging press at its Kansai Steel Division. This investment will enable SMI to drastically reduce the cost of manufacturing forged crankshafts for small car engines - a market that is expected to grow in the future. This decision by SMI is in response to the needs of automakers to manufacture more efficient and more powerful engines that are lighter weight, more fuel efficiency and meet stricter regulations mandating lower exhaust gas emissions.

(Engineering)
SMI worked hard in the environment and energy fields to win orders for engineering amid a worsening business environment, particularly in the construction field beset by stagnating private-sector investment in plant and equipment, as well as reductions in public investment.

In the environment field, SMI received its first order for the SMI Shaft Furnace-type Gasification and Melting Furnace, which greatly suppresses the generation of dioxins compared with conventional incinerators. To promote sales of the gasification and melting furnaces, SMI provided Mitsubishi Heavy Industries Ltd. with this combustion technology.

In the energy field, against a background of increasing demand for natural gas as CO_2-reducing measures are enforced, SMI worked to expand its business in the natural gas pipeline field, including pipeline inspection and fault finding. The Company has striven to gain orders for LNG processing facilities, LNG satellite facilities and LNG pipeline laying. SMI actively pursued business opportunities overseas. This fiscal year, the Company received an order from PowerGas Limited of Singapore for the construction of natural gas receiving/metering stations and offtake stations.

(Electronics and other businesses)
Sales in this sector fell as the semiconductor market rapidly contracted. In the silicon wafer area, in February 2002, SMI and Mitsubishi Materials Corporation Group integrated all silicon wafer businesses into Sumitomo Mitsubishi Silicon Corporation, an entity in which both parties had jointly worked on the development and manufacture of 300-mm wafers that will become the mainstay of the business. This initiative will bring together the technical resources of both parent companies, build a broader sales base serving a wider range of customers and regions, and solidify the new company's position as a world leading vendor in this field.

(Strengthening the Group)
From the viewpoint of strengthening overall Group ability and maximizing the efficiency of resource utilization, SMI took several important steps. In the physical distribution field, the Company merged and restructured the Group's three distribution companies to form Sumitomo Metal Logistics Service Co., Ltd. SMI took steps in various sectors to improve cost competitiveness and strengthen operating systems.

(Reduction of fixed costs)
With an eye to improving its systems of operation, SMI promoted the cutting of fixed costs. In moves to slash total labor costs, the Company took measures to transfer to companies SMI staff who had been on loan to those companies. By the end of March 2002, about 9,100 former staff members had either been transferred or retired, resulting in a considerable improvement to SMI cost structure.

(Business results)
Total sales in the current term declined by 89.3 billion yen over the previous term to 772.8 billion yen, due to falls in sales in the steel and silicon wafer sectors. As a result of the Company's efforts across the board to improve profitability, a recurring profit of 1.0 billion yen was achieved, but this figure was 11.9 billion yen lower than in the previous term.

In the current term, the Company incurred extraordinary losses, including restructuring expenses due to the transfer of staff on loan, and losses on the sale and revaluation of investment securities due to the continuing weakness of the stock market. Altogether, extraordinary losses totaled 207.4 billion yen. On the other hand, the Company realized extraordinary profits totaling 97.0 billion yen through the transfer of its silicon wafer business and disposal of fixed assets. As a result, the Company recorded a loss in the current period of 119.4 billion yen.

In consideration of the current term unappropriated loss of 109.1 billion yen, the Board of Directors determined to propose that no dividends be paid; this loss will be appropriated by the disposition of the capital reserve and the liquidation of the retained deficit to be carried forward to the next period.

Although SMI Group as a whole rallied to improve profitability, consolidated sales were 1,349.5 billion yen. Consolidated recurring profit drastically declined over the previous term to reach 0.7 billion yen. Consolidated current term net loss totaled 104.7 billion yen.

(Investment in, plant and equipment. Fund procurement)
SMI made investments in plant and equipment totaling 39.1 billion yen as a result of its effort to take measures to raise the efficiency of the investment by extending the service life of plant and equipment.

In response to the Company's financial condition and demand for funding, SMI procured low-interest funding, including the issuance of a total of 30.0 billion yen of ordinary corporate debentures. Through the reduction of assets, a reduction of interest-bearing debt accompanying the transfer of its silicon wafer business, SMI succeeded in reducing the outstanding balance of interest-bearing debt to 1,123.3 billion yen as of the end of March 2002, 36.1 billion yen over the previous term. The outstanding balance of consolidated interest-bearing debt decreased to 1,648.7 billion yen, 131.9 billion yen over the previous term.

2. Issues facing SMI
The future of the Japanese economy is not encouraging. Although the U.S. economy is expected to recover, a deterioration of Japanese corporate earnings will drag down private-sector investment in plant and equipment, push up unemployment, and force down wage and salary levels, which will in turn suppress consumer expenditures. In addition to this economic stagnation, the U.S., Europe and other countries are applying restrictions to steel imports, making it highly likely that the tough business environment in the steel sector will continue. SMI recognizes this situation, and is taking the following measures in line with the management plan for "Revolution and Rebirth".

(Increase the competitiveness of the steel business)
In response to the expected low demand in the medium- and long-term, SMI is setting up optimum business promotion systems in each sector of its steel business, and is increasing the competitiveness of its steel operations.

Construction of new No. 1 blast furnace began at the Kashima Steel Works in May this year, and will enable the Works to produce 8 million tons of steel per year and achieve high labor productivity. This will improve the Works competitive strength as a steel-sheet-and-plate manufacturing base in the world's super-heavyweight class.

Based on a cooperative agreement reached recently with Nippon Steel Corporation, SMI will overhaul the steel sheet production system at the Wakayama Steel Works, make effective utilization of the iron-making and steel-making facilities, formulate measures to increase the profitability of its stainless steel sheet business, and promote steps to reduce costs in product distribution and raw material procurement and other fields.

SMI is working to enhance the efficiency and competitiveness of the Group. In April this year, a new blast furnace incorporating the latest long-service-life technology was fired up at Sumitomo Metals (Kokura), Ltd. The company is working to ensure that consistent production from its blast furnaces will strengthen its standing as a manufacturer of special steel bars and wire rods. In July, the welding wire businesses of the two companies, Sumikin Welding Industries, Ltd. and Nippon Steel Welding Products & Engineering Co., Ltd., will merge.

(Create high capital efficiency)
To operate its businesses with high levels of capital efficiency, SMI will carry out a thorough asset reduction, including the reduction of inventory, prudent investment in plant and equipment, and the sale of fixed assets. The Company will make efforts to achieve one of the objectives of management plan for the "Revolution and Rebirth" a year ahead of schedule in its efforts to reduce levels of interest-bearing debt. The Company is working steadily to reduce the outstanding balance of consolidated interest-bearing debt to 1,500 billion yen or below by the end of March 2003.
(Introduce an internal company system)
To effectively achieve the management objectives listed above, in April this year SMI restructured its businesses into four internal companies (Steel Sheet, Plate, Titanium & Structural Steel Company; Pipe & Tube Company; Railway, Automotive & Machinery Parts Company; and Engineering Company) and added a Headquarters/Research department. Under this new internal company system, each company will a) set up an administrative system where manufacturing and sales will be managed consistently in each business sector; b) bear responsibility for cash flow and the consolidated business results of its sectors, including its associated Group companies; c) improve its response to customer needs relating to the particular qualities of each business sector; and d) seek to achieve flexible management. SMI will give careful consideration to its management environment and the laws and ordinances relating to a changeover to a pure holding company structure, and will decide the best time for such a move. In the meantime, the introduction of the internal company system is intended to achieve the same results.

SMI believes that the management plan for "Revolution and Rebirth" will raise the overall performance of the Group. The Company aims to restore dividend payments at the next business period and create shareholder value.

(2) Trends in production, business results, and assets and liabilities
In FY2000 ending March 31, 2000, sales declined as a result of the stagnation in sales prices and a drop off in demand for seamless steel tubes and pipe. Despite movement towards profitability as a result of the implementation of measures under the Business Reform Plan, a recurring loss was unavoidable. In FY2001 ending March 31, 2001, the transfer of SMI's steel wire & rod and stainless specialty products businesses to specialized companies resulted in a reduction in sales; however, efforts to improve profitability resulted in recurring profits and a transformation from current-term loss to current-term profit. In FY2002 ending March 31, 2002, overall sales declined due to a fall in sales in the steel and silicon wafer business sectors. As a result of Company-wide efforts to improve business structure, recurring profits continued; however, a large current term net loss was recorded as a result of the Company's policies stemming from its management plan for "Revolution and Rebirth".

Summary		FY1999 ended March 31, 1999	FY2000 ended March 31, 2000	FY2001 ended March 31, 2001	Current term (FY2002 ended March 31, 2002)
Production volume	mil. T Crude steel	8.99	9.65	10.38	9.79
Sales volume	mil. T Steel materials	9.07	9.58	9.57	9.22
Sales (yen bil.)	Steel	751.1	690.0	639.3	608.1
	Engineering	123.9	104.9	94.9	89.7
	Electronics and other business	70.6	114.5	127.8	74.9
	Total	945.7	909.5	862.2	772.8

Exports	263.4	229.3	240.4	277.0
Recurring profit (yen bil.)	(26.9)	(17.7)	12.9	1.0
Net income (yen bil.)	(20.7)	(92.6)	5.9	(119.4)
Net income per share	(6.16yen)	(25.50yen)	1.64yen	(32.88yen)
Total assets (yen bil.)	2,161.3	1,987.0	1,957.5	1,680.2
Net assets (yen bil.)	520.1	427.5	442.3	315.3

Notes:

1.Figures in parentheses are negative values.

2.Net income per share is calculated based on the average number of outstanding shares during FY2001; however, from the current term onwards, this figure will exclude treasury stock.

2. Corporate overview (as of March 31, 2002)

(1) Main businesses

Main business areas		
Steel	Steel sheets and plates	Steel plates, hot strip, cold strip, electro-magnetic steel sheets, hot-dip galvanized sheets, electrolytic galvanized sheets, pre-painted sheets, pre-coated steel sheets, high-tensile-strength steel sheets and plates, steel plates for low- or high-temperature service, clad plates, stainless sheets, etc.
	Steel tubes and pipe	Seamless steel tubes and pipe, electric resistance welded tubes and pipe, large-diameter arc-welded pipe, spiral-welded pipe, hot ERW, specially shaped tubes, various coated tubes and pipe, stainless steel tubes and pipe, etc.
	Construction materials	H-shapes, H-shapes with uniform section depth, lightweight welded H-shapes, sheet piles, etc.
	Railway, automotive, and machinery parts	Wheels, axles, gear units for electric cars, couplers, bogie trucks, etc.
	Steel castings and forgings	Gears, die forgings, circular forgings, heat-resistant steel forgings, aluminum wheels, etc.
	Others	Titanium products, pig iron for steel making, semi-finished products, etc.
Engineering		Civil engineering steel structure, steel bridge, pipeline construction, pipeline engineering, steel structure, systems building, building construction, steel making technology, engineering sales & consulting, environment regenerating & plant, plant engineering, regional and urban development, etc.
Electronics and others		New carbon products, coal chemistry products, etc.

(2) Stock information

1. Number of shares

Number of shares authorized to be issued 4,940,864,000 shares

Number of shares issued 3,632,272,511 shares

2. Number of shareholders 329,932

3. Principal shareholders

Name	Investment in SMI		SMI's investment in the principal shareholder	
	No. of shares owned (thou.)	Ownership as a % of total issued shares	No. of shares owned (thou.)	Ownership as a % of total issued shares
Nippon Life Insurance Company	125,955	3.47	-	-

The Sumitomo Trust and Banking Co., Ltd.	122,420	3.37	5,807	0.40
Sumitomo Mitsui Banking Corporation	120,360	3.31	13,430	0.24
Sumitomo Life Insurance Company	117,110	3.22	-	-
The Mitsubishi Trust and Banking Corporation	102,734	2.83	-	-
Sumitomo Corporation	77,987	2.15	13,585	1.28
The Taiyo Mutual Life Insurance Co.	64,297	1.77	-	-
Mitsui Asset Trust and Banking Co., Ltd.	50,128	1.38	-	-
Trust & Custody Services Bank, Ltd.	49,922	1.37	-	-
Japan Trustee Services Bank, Ltd.	44,161	1.22	-	-
Total	875,074	24.09		

Note: The calculation of SMI's investment in the principal shareholder excludes non-voting preference shares issued by the principal shareholder.

4. Distribution ownership by shareholder group

Group	Japanese				Foreign	Total
	Financial institutions	Securities companies	Other corporations	Private individuals, etc.		
% ownership	32.0	1.8	12.1	48.9	5.2	100.0

Note: The distribution in the table above does not include sub-batch shareholdings.

5. Acquisition, disposal and holding of treasury stock

1. Stock acquired

Acquisition through the purchase of fractions less than a unit

Ordinary stock 260,009 shares

Total value of stock acquired 15 million yen

2. Stock sold

Ordinary stock 123,000 shares

Total value of stock sold 9 million yen

3. Stock holding at the end of the current term

Ordinary stock 140,237 shares

(3) Principal creditors

Name of creditors	Loans outstanding (yen bil.)	No. of Company shares held by the creditor (thou.)
Sumitomo Mitsui Banking Corporation	58.8	120,360
The Sumitomo Trust and Banking Co., Ltd.	57.7	122,420
Development Bank of Japan	48.0	-
Sumitomo Life Insurance Company	38.8	117,110
The Industrial Bank of Japan, Ltd.	30.0	28,328
SLE Limited	30.0	-
The Norinchukin Bank	26.8	-
Nippon Life Insurance Company	25.3	125,955
The Bank of Tokyo-Mitsubishi, Ltd.	24.4	8,449
The Mitsubishi Trust and Banking Corporation	23.9	102,734

Note: Total loans outstanding from the 10 institutions above account for 48.6% of SMI's total outstanding borrowing.

(4) Principal offices

	Names	No. of employees
Head offices	Osaka (registered head office), Tokyo	1,220
Branch offices	Kyushu (Fukuoka), Chugoku (Hiroshima), Shikoku (Takamatsu), Nagoya, Hokuriku (Toyama), Niigata, Kitakanto (Mito), Tohoku (Sendai), Hokkaido (Sapporo)	114
Sales offices	Kagoshima, Okinawa (Naha), Yamaguchi, Wakayama, Shizuoka, Yokohama, Aomori	
Overseas offices	Chicago, Houston, ASEAN (Bangkok, Singapore), Shanghai	7
Works	Kansai Steel Division (Amagasaki and Osaka) Wakayama Steel Works (Wakayama and Kainan) Kashima Steel Works (Kashima)	6,469
Laboratories	Corporate Research & Development Laboratories (Amagasaki & Kashima-gun, Ibaraki) Electronics Engineering Laboratories (Amagasaki) Center of Application Technology for Customers (Amagasaki)	560

Notes:
1. As of April 1, 2001, European Office was closed.
2. As of June 28, 2001, the functions of the Environment & Energy Research Center were transferred to Corporate Research & Development Laboratories.
3. As of June 28, 2001, Center of Application Technology for Customers was established.
4. As of February 1, 2002, SMI's silicon manufacturing plants were merged to form Sumitomo Mitsubishi Silicon Corporation.
5. As of April 1, 2002, accompanying the introduction of the internal company system, Kansai Steel Division was reorganized into Osaka Steel Works (Osaka) of Railway, Automotive & Machinery Parts Company and Steel Tube Works (Amagasaki) of Pipe & Tube Company.
6. As of April 1, 2002, the functions of Electronics Engineering Laboratories were transferred to Corporate Research & Development Laboratories.

(5) Employment

No. of employees	Increase/decrease over the previous term	Average age	Average length of service
8,370	- 3,282	43.5	23.3 years

Notes:
1. The figures in the table do not include the 2,474 Company employees (-7,394 over the previous term) who are on loan.
2. The number of the staff who retired on March 31, 2002, 4,028 employees (189 employees working in the Company and 3,839 employees being on loan), has been subtracted from the figures above.

(6) Directors and Corporate Auditors (* denotes a Representative Director)

Position	Name	Principal duties or responsibilities
* President and CEO	Hiroshi Shimozuma	
* Director	Mikio Kato	Sales departments of Steel Division, Engineering Division
* Director	Toshihiko Takeda	Technology departments of Steel Division, Corporate Research & Development Laboratories, Electronics Engineering Laboratories, Center of Application Technology for Customers
* Director	Masaaki Tachibana	Corporate Planning, Electronics Planning & Administration, Finance, and Group Companies Planning & Administration Department
Director	Takeshi Iiyoshi	General Manager of Steel Sheet, Plate, Titanium & Structural Steel Division
Director	Katsuyuki Fujihara	General Manager of Tubular Products Division, General Manager of Wakayama Steel Works
Director	Kunihiko Suemitsu	General Manager of Osaka Sales Division, General Affairs, Legal, Intellectual Property, Personnel & Industrial Relations, and Purchasing Departments

Standing Corporate Auditor (full-time)	Soichiro Yoshii	
Standing Corporate Auditor (full-time)	Teiji Nagato	
Corporate Auditor	Nobukatsu Kojima	Lawyer
Corporate Auditor	Hiroaki Udou	Certified public accountant

Notes:
1. Nobukatsu Kojima and Hiroaki Udou are the outside corporate auditors as provided for in Paragraph 1, Article 18 of the" Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (kabushiki-kaisha) ".
2. On June 28, 2001, Katsuyuki Fujihara was newly elected as a director.

Directors who retired during the current term (FY2002 ended March 31, 2002)

Position at retirement	Name	Date of retirement	Principal duties or responsibilities at the time of retirement
Chairman	Matao Kojima	June 28, 2001	
Director	Shigehiko Hashimoto	June 28, 2001	General Manager of Sitix Division
Director	Eiichi Ueda	June 28, 2001	Osaka Sales Division, Business Research & Investor Relations, Public Relations, Group Companies Planning & Administration, General Affairs, Legal, Purchasing, and Information Systems Departments
Director	Youki Kawata	June 28, 2001	General Manager of Engineering Division; Electronics Division
Director	Reijiro Mori	June 28, 2001	
Director	Tetsuo Kyogoku	January 31, 2002	General Manager of Sitix Division

(7) Important business affiliations

1. Principal consolidated subsidiaries

Company name	Capital	Shares ownership (%)	Main business
	yen bil.		
Sumitomo Metals (Kokura), Ltd.	27.0	100.0	Manufacture and sale of steel bars and wire rods
Sumitomo Precision Products Co., Ltd.	10.3	*5 40.9	Manufacture and sale of aerospace hydraulics, heat exchangers, industrial environmental equipment, etc.
Sumitomo Metal (SMI) Electronics Devices Inc.	10.0	100.0	Manufacture and sale of IC packages, ceramic boards
*1 Sumitomo Titanium Corporation	6.5	57.3	Manufacture and sale of titanium, polycrystalline silicon, processed products of silicon and titanium
Sumitomo Metals (Naoetsu), Ltd.	5.5	100.0	Manufacture and sale of stainless precision rolled and stainless shaped products
Sumitomo Pipe & Tube Co., Ltd.	4.8	*5 57.5	Manufacture and sale of steel pipes for use as electrical cable conduits, piping, structural members, drawn steel pipe
Sumitomo Metal Steel Products Inc.	4.4	93.5	Manufacture and sale of coated steel sheet, cold-rolled steel sheet, shaped steel, construction materials, scaffolding and materials, etc.
Kokura Enterprise Co., Ltd.	4.4	*5 58.6	Real estate and warehousing, sale of petroleum products and cement
Sumitomo Metal System Solutions Co., Ltd.	3.6	*5 98.6	Manufacture and sale of computer systems

*2 Sumikin Steel & Shapes, Inc.	3.0	100.0	Manufacture and sale of steel H-shapes
Sumikin Chemical Co., Ltd.	3.0	99.4	Manufacture and sale of chemical products; contracting of coke gas purification
*3 Sumitomo Metal Logistics Service Co., Ltd.	1.5	*5 91.7	Land and sea transport of steel materials, etc. and incidental business
Sumikin Stainless Steel Tube Co., Ltd.	0.9	*5 80.2	Manufacture and sale of stainless steel pipes
Sumikin Weld Pipe Co., Ltd.	0.9	93.2	Manufacture of spiral welded steel pipes, etc.
Sumitomo Metal USA Corp.	$US ,000 212	100.0	Overseas SMI's business in the United States

2. Principal companies covered under the equity method

Company name	Capital	Shares ownership (%)	Main business
	yen bil.		
*4 Sumitomo Mitsubishi Silicon Corporation	45.0	50.0	Manufacture and sale of semiconductor silicon wafers
Sumitomo Special Metals Co., Ltd.	26.7	*5 36.4	Manufacture and sale of magnets and applied products, ceramics, metallic electronic materials, etc.
Kashima Kyodo Electric Power Co.	22.0	50.0	Thermal power generation
Daiichi Chuo Kisen Kaisha	13.2	*5 20.3	Marine transport and incidental business
Kyoei Steel, Ltd.	10.2	35.2	Manufacture and sale of steel billets, steel bars, shaped steel, flat steel, etc.
Sumikin Bussan Corporation	8.0	*5 44.3	Sale and export/import of iron and steel products, textiles and foodstuffs, etc.
Kanto Special Steel Works, Ltd.	6.1	32.3	Manufacture and sale of rolls of steel, cast steel and cast iron
Chuo Denki Kogyo Co., Ltd.	3.6	*5 29.4	Manufacture and sale of manganese ferroalloys, alloys that absorb and store hydrogen, etc.

Notes:

1. The principal consolidated subsidiaries and companies covered under the equity method listed above have been selected based on the standards on real dominance and influence specified in the Ordinance of the Form and Presentation of Consolidated Financial Statements.
2. *1: Sumitomo Titanium Corporation is the new name of the former Sumitomo Sitix of Amagasaki, Ltd.
3. *2: Sumikin Steel & Shapes, Inc., is the new name of the former Kyoei Steel & Structural, Ltd.
4. *3: Sumitomo Metal Logistics Service Co., Ltd. is the new name of the former Sumikin Transport Service Co., Ltd., which merged with Kashima Transport Service Co., Ltd. and SKK Logistics Service Co., Ltd. on October 1, 2001.
5. *4: From the current term onwards, Sumitomo Mitsubishi Silicon Corporation will be recorded as an important company covered under the equity method.
6. *5: Includes shares held by subsidiaries.

Including the principal companies listed above, SMI has 86 consolidated subsidiaries and 40 companies covered under the equity method. Consolidated sales in the current period totaled 1,349.5 billion yen, consolidated recurring profit totaled 0.7 billion yen, and consolidated net losses reached 104.7 billion yen.

Consolidated Data		FY2000 ended March 31, 2000	FY2001 ended March 31, 2001	Current term (FY2002 ended March 31, 2002)
		yen bil.	yen bil.	yen bil.

Sales	Steel	898.0	952.3	869.6
	Engineering	131.2	125.9	124.0
	Electronics and Information	225.7	252.8	199.4
	Services	169.0	166.4	156.4
	Other			
	Total	1,424.1	1,497.6	1,349.5
Recurring profit		(63.7)	23.6	0.7
Net income		(145.1)	5.8	(104.7)
Total assets		2,774.4	2,733.1	2,433.4
Net assets		341.5	368.1	274.4

Note: Figures in parentheses are negative values.

(Note) The monetary figures in this report have been rounded down and other figures have been rounded off to the nearest unit.

Non-Consolidated Balance Sheet

Sumitomo Metal Industries, Ltd.
March 31, 2002

Assets	Millions of yen
Current assets:	¥475,085
Cash and deposits	47,566
Trade notes receivable	896
Trade accounts receivable	118,646
Finished goods	23,168
Semi-finished goods	38,527
Work-in-process	29,465
Raw materials	24,386
Supplies	67,406
Advances paid and other accounts receivable	35,564
Prepaid expenses	1,382
Deferred income taxes	9,462
Short-term loans receivable	72,755
Other	5,931
Allowance for doubtful receivables	(74)
Fixed assets:	1,204,279
Property, plant and equipment:	712,649
Buildings	131,729
Structures	64,094
Machinery and equipment	327,100
Vessels and transportation equipment	2,639
Tools, furniture and fixtures	7,174
Land	146,333
Construction in progress	33,575
Intangibles:	2,395
Utility rights	211
Other	2,184
Investments:	489,234
Investments in subsidiaries	186,885
Investment securities	229,297
Long-term loans receivable	1,878
Long-term prepaid expenses	40,561
Deferred income taxes	64,802
Other	13,108
Allowance for doubtful receivables	(152)
Allowance for investment losses	(47,146)
Deferred assets:	871
Bond discount	871
Total assets	¥1,680,236

Liabilities	Millions of yen
Current liabilities:	¥552,803
Trade notes payable	5,475
Trade accounts payable	117,583
Short-term borrowings	275,272
Current portion of bonds	61,147
Other accounts payable	64,612
Accrued expenses	12,302
Accrued income taxes	180
Other	16,229
Long-term liabilities:	812,122
Bonds	312,479
Long-term borrowings	474,442
Liability for employees' retirement benefits	6,637
Reserve for rebuilding furnaces	10,741
Other	7,822
Total liabilities	1,364,926
Shareholders' equity	
Capital	237,922
Statutory reserves:	177,795
Additional paid-in capital	139,420
Legal reserve of retained earnings	38,374
Deficit:	101,686
Reserve for special depreciation	1,141
Reserve for overseas investment losses	37
Reserve for deferral of capital gain reinvested into other assets	6,257
Unappropriated accumulated loss as of the end of the fiscal period	(109,122)
[Net loss for the fiscal period included in above]	[(119,427)]
Unrealized gain on available-for-sale securities	1,284
Treasury stock, at cost	(6)
Total shareholders' equity	315,310
Total liabilities and Shareholders' equity	¥1,680,236

Notes to Non-Consolidated Balance Sheet

1. All figures are rounded down to the nearest million yen.

2. Accumulated depreciation for property, plant and equipment ¥1,800,452 million

3. Short-term receivables from subsidiaries ¥91,319 million
   Long-term receivables from subsidiaries ¥1,066 million
   Short-term payables to subsidiaries ¥48,786 million

4. Guarantees and items of a similar nature ¥459,912 million

5. Major items of assets and liabilities denominated in foreign currencies:

Trade accounts receivable	¥21,224million	(US$159million)
Investments in subsidiaries	¥35,855million	(US$241million)
Investments in subsidiaries	¥3,740million	(A$14million)
Investment securities	¥2,498million	(BAHT659million)
Trade accounts payable	¥35,013million	(US$262million)

6. "Reserve for rebuilding furnaces" is provided under Article 287-2 of the Japanese Commercial Code.

7. Net loss per share ¥32.88

8. The value of total net assets, as stipulated in Article 290, Section 1, No. 6, of the Japanese Commercial Code, is ¥1,294 million yen.

9. It is assumed that the settlement of notes receivable and notes payable due on the date of year end was made on their date of maturity although this day was a holiday for financial institutions. Such amounts of notes receivable and payable are ¥140 million and ¥2,083 million, respectively.

Non-Consolidated Statement of Operations

Sumitomo Metal Industries, Ltd.
Year ended March 31, 2002

	Millions of yen
Recurring profit and loss	
Operating income and expenses:	
Revenues:	¥772,870
Sales	772,870
Cost and expenses:	(740,456)
Cost of sales	(672,123)
Selling, general and administrative expenses	(68,332)
Operating profit	32,414
Non-operating income and expenses:	
Non-operating income:	36,921
Interest	610
Dividends	5,546
Other	30,764
Non-operating expenses:	(68,328)
Interest	(17,611)
Other	(50,716)
Recurring profit	1,007
Non-recurring profit and loss	
Non-recurring profit:	97,065
Reversal of reserve for rebuilding furnaces	26,866
Gain on sales of property, plant and equipment	9,215
Gain on sales of investment securities	11,728
Gain on transfer of the silicon wafer business	49,254
Non-recurring loss:	(207,400)
Provision for employees' retirement benefits	(21,727)
Loss on sales of investment securities	(24,486)
Loss on devaluation of investments securities	(16,341)
Loss on devaluation of investments in subsidiaries and associated companies	(28,254)
Restructuring expenses	(116,590)
Losses before income taxes	109,327
Current income taxes	100
Deferred income taxes	10,000
Net loss	119,427
Unappropriated retained earnings brought forward from the previous period	10,305
Unappropriated accumulated loss as of the end of the fiscal period	¥109,122

Notes to Non-Consolidated Statement of Operations

1. All figures are rounded down to the nearest million yen.

2. Transactions with subsidiaries:

Sales to subsidiaries	¥68,561million
Purchases from subsidiaries	¥190,778million
Other transactions with subsidiaries	¥71,725million

Significant accounting policies

1. The values of negotiable securities are assessed as follows. The shares of subsidiaries and affiliated companies are valued at cost, based on the moving average cost method. The value of other negotiable securities that are currently quoted are valued based on their market price on the date of the settlement of accounts (the valuation excess is disposed using the total capital input method, and the cost of disposal by sale is calculated from the moving average method); negotiable securities that are not currently quoted are valued at cost, based on the moving average cost method.

2. Inventories are stated at average cost.

3. Depreciation of buildings is computed by the straight-line method, and depreciation of other properties is computed by the declining-line method.

4. Allowance for investment losses is provided for probable loss on investments in subsidiaries and other investments, based on their financial status and other circumstances.

5. Bond discount is amortized over the term of related bonds.

6. The amount of the liabilities for retirement benefits is determined based on the projected benefit obligations and plan assets of the pension fund as at the end of the fiscal year. The transitional obligation at the beginning of the year is amortized as follows: a total of ¥31,212 million is disposed of employee retirement benefit trust for the Company's non-contributory pension plans; the remainder is amortized over five years.

7. The reserve for rebuilding furnaces is provided for the estimated future costs based on past experience.

8. The percentage of completion method is applied to construction projects taking more than one year to complete and having a total undertaking of 1 billion yen or greater.

9. Consumption taxes receivable and payable are accounted for on the net of tax method.

Proposed Disposition of Loss

	Yen
Unappropriated accumulated loss as of the end of the fiscal period	(¥109,122,182,482)
Reversal of reserve for special depreciation	1,141,192,064
Reversal of reserve for overseas investment losses	37,151,320
Reversal of reserve for deferral of capital gain reinvested into other assets	6,257,739,099
Reversal of reserve for Additional paid-in capital	101,686,099,999
Unappropriated accumulated loss to be carried forward to the next period	¥0

(TRANSLATION)

INDEPENDENT AUDITORS' REPORT (certified copy)

INDEPENDENT AUDITORS' REPORT

May 17, 2002

Mr. Hiroshi Shimozuma
President and Representative Director, Chief Executive Officer
Sumitomo Metal Industries, Ltd.

Tohmatsu & Co.

Representative Partner,
Engagement Partner,
Certified Public Accountant:
Hirotake Abe

Representative Partner,
Engagement Partner,
Certified Public Accountant:
Nobuhide Doira

Engagement Partner,
Certified Public Accountant:
Yoshitomo Shibata

Pursuant to Article 2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha) " of Japan, we have examined the balance sheet, the statement of operations, the business report (with respect to accounting matters only), the proposed disposition of loss and the supplementary schedules (with respect to accounting matters only) of Sumitomo Metal Industries, Ltd. for the 79th fiscal year from April 1, 2001 to March 31, 2002.

The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's books of account.

Our examination was made in accordance with auditing standards generally accepted in Japan and was performed based on such auditing procedures as normally required, which include auditing procedures applied to subsidiaries as considered necessary.

As a result of our examination, in our opinion,

(1) The balance sheet and the statement of operations present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(2) The business report (with respect to accounting matters only) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(3) The proposed disposition of loss is in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and

(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

Our firm and the engagement partners do not have any interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

(TRANSLATION) CORPORATE AUDITORS' REPORT (certified copy)

AUDITORS' REPORT

In respect of the execution of duties of the Directors during the 79th fiscal period commenced on April 1, 2001 and ended on March 31, 2002, we, the Board of Corporate Auditors, having been reported by each Corporate Auditor on auditing method and the results thereof and following the discussion among us, have prepared this audit report and hereby report as follows:

1. Summary of the auditing method employed by each Corporate Auditor:

Each Corporate Auditor has conducted his audit in accordance with the auditing policy and the allotment of duties prescribed by the Board of Corporate Auditors; having attended the meetings of the Board of Directors and other important meetings, received reports on the operations of the Company from the Directors and employees in charge of the operations, reviewed important documents, inspected the operations and the condition of assets of the head office and other principal plants, requested reports on the operations of the subsidiary companies, and visited and inspected subsidiaries when necessary.

Each Corporate Auditor has examined the accounting statements and their supplementary schedules considering reports and explanations from the independent public accountants.

Regarding competing business by the Directors, transactions where there were any conflicts of interests between the Company and the Directors, the free distribution of profits made by the Company, unusual transactions between the Company and any of its subsidiaries or any shareholders, the Company's acquisition of its stock and disposal thereof, each Corporate Auditor has examined these in detail, in addition to our audit methods mentioned above, through interviews with the Directors and any persons concerned as we deemed necessary.

2. Results of the audit:

(1) We, the Board of Auditors, have found that the auditing method employed by Tohmatsu & Co. (an independent auditing firm) and the results of thereof are appropriate and sufficient.

(2) We have found that the business report presents fairly the current position of the Company in conformity with applicable laws and regulations and the Articles of Incorporation.

(3) In the light of the financial position of the Company and other circumstances, we have found that there are no matters to be remarked upon the proposed disposition of loss.

(4) We have found that the supplementary schedules to the financial statements present fairly the matters to be described therein and nothing has come to our attention that should be specifically noted herein.

(5) With respect to the execution of duties of the Directors including those duties performed in connection with SMI subsidiary companies, we have recognized neither improper conduct nor any such misconduct as breaches applicable laws and regulations and the Articles of Incorporation.

We have found no violation of duties by any Director regarding competing business by the Directors, transactions where there were any conflicts of interests between the Company and the Directors, the free distribution of profits made by the Company, unusual transactions between the Company and any of its subsidiaries or any shareholders, the Company's acquisition of its stock and disposal thereof.

May 21, 2002

The Board of Corporate Auditors
Sumitomo Metal Industries, Ltd.

Soichiro Yoshii, Standing Corporate Auditor (full-time)
Teiji Nagato, Standing Corporate Auditor (full-time)
Nobukatsu Kojima, Corporate Auditor
Hiroaki Udou, Corporate Auditor

(Note) Nobukatsu Kojima and Hiroaki Udou are the outside corporate auditors as provided for in Paragraph 1, Article 18 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (kabushiki-Kaisha)".

References

Consolidated Financial Statements

Summary of the Consolidated Balance Sheet

Sumitomo Metal Industries, Ltd., and Consolidated Subsidiaries

March 31, 2002

Assets	Billions of yen	Liabilities, Minority interests, and Shareholders' equity	Billions of yen
Current assets:	¥767.8	Current liabilities:	¥1,095.5
Cash and deposits	67.7	Trade notes payable, Trade accounts payable	185.3
Trade notes receivable, Trade accounts receivable	275.3	Short-term borrowings	676.6
Inventories	329.0	Other	233.5
Other	96.9		
Allowance for doubtful receivables	(1.1)	Long-term liabilities:	1,011.9
		Bonds	312.4
		Long-term borrowings	590.1
		Other	109.3
Fixed assets:	1,664.6	Total liabilities	2,107.5
Property, plant and equipment:	1,223.6		
Machinery, equipment, vessels and transportation equipment	456.7	Minority interests	51.4
Other	766.8	Shareholders' equity	
Intangibles:	8.4	Capital	237.9
		Additional paid-in capital	139.4
Investments:	432.5	Revaluation surplus	21.6
Investment securities and other	446.5	Retained earnings	(127.5)
Allowance for doubtful receivables	(14.0)	Unrealized gain on available-for-sale securities	0.9
		Foreign currency translation adjustments	2.0
		Treasury stock, at cost	(0.0)
Deferred assets:	0.8	Total shareholders' equity	274.4
Total assets	¥2,433.4	Total liabilities, minority interests, and shareholders' equity	¥2,433.4

Summary of the Consolidated Statement of Operations

Sumitomo Metal Industries, Ltd., and Consolidated Subsidiaries

Year ended March 31, 2002

	Billions of yen
Operating income	¥1,349.5
Operating expenses	(1,309.4)
Operating profit	40.0
Non-operating income	28.6
Non-operating expenses	(68.0)
Recurring profit	0.7
Non-recurring profit	83.7
Non-recurring loss	(189.6)
Loss before income taxes and minority interests	(105.1)
Current income taxes	4.8
Deferred income taxes	(5.3)
Minority interests	0.0
Net loss	¥104.7

Summary of the Consolidated Statement of Retaining earnings

Sumitomo Metal Industries, Ltd., and Consolidated Subsidiaries
Year ended March 31, 2002

	Billions of yen
Balance at the beginning of the period	(¥22.0)
Decrease	(0.8)
Net loss	(104.7)
Balance at the end of the period	(¥127.5)

Summary of the Consolidated Statement of Cash Flows

Sumitomo Metal Industries, Ltd., and Consolidated Subsidiaries
Year ended March 31, 2002

	Billions of yen
Net cash provided by operating activities	¥18.4
Net cash provided in investing activities	39.6
Net cash used in financing activities	(89.4)
Foreign currency translation adjustments on cash and cash equivalents	0.9
Net increase in cash and cash equivalents	¥30.4

Note: Net cash provided by operating activities except for special severance payments connected with the transfer of staff are 157.5 billion yen.

Summary of Segment Information

Sumitomo Metal Industries, Ltd., and Consolidated Subsidiaries
Year ended March 31, 2002

Billions of yen

	Steel	Engineering	Electronics and Information Services	Other	Total	Corporate or Eliminations	Consolidated
Sales to customers	¥869.6	¥124.0	¥199.4	¥156.4	¥1,349.5	-	¥1,349.5
Inter-segment sales	7.7	42.7	8.8	72.5	131.8	(¥131.8)	-
Total sales	877.3	166.7	208.2	228.9	1,481.4	(131.8)	1,349.5
Operating profit	¥50.6	¥0.7	(¥14.5)	¥2.8	¥39.7	¥0.3	¥40.0

Note: All figures in the Consolidated Financial Statements are rounded down to the nearest hundred million yen.